GOLDEN GROUP CORPORATION (SHENZHEN) LTD

FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

GOLDEN GROUP CORPORATION (SHENZHEN) LTD

Child, Sullivan & Company

A Professional Corporation of CERTIFIED PUBLIC ACCOUNTANTS

1284   W.  Flint   Meadow   Dr., Suite D, Kaysville, UT 84037          PHONE: (801) 927-1337  FAX: (801) 927-1344

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

GOLDEN GROUP CORPORATION (SHENZHEN) LTD

Guangdong Province, People’s Republic of China

We have audited the accompanying balance sheets of GOLDEN GROUP CORPORATION (SHENZHEN) LTD as of December 31, 2004 and 2003, and the related statements of operations, equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GOLDEN GROUP CORPORATION (SHENZHEN) LTD as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Child, Sullivan & Company

Kaysville, Utah

September 1, 2005

GOLDEN GROUP CORPORATION (SHENZHEN) LTD

BALANCE SHEETS

	December 31,
ASSETS	2004	2003
Current assets
Cash and cash equivalents	$ 33,298	$ 515,855
Accounts receivable	4,306,774	4,843,096
Inventories	6,012,019	1,474,983
Prepaid expenses	78,513	-
Construction in progress	-	676,387
Total current assets	10,430,604	7,510,321

Property, plant and equipment (net)	2,006,318	1,416,449
Land use rights	1,140,797	1,168,381
Advance payments	3,272,371	3,386,727
Related party receivables	4,152,024	3,493,561
Due from shareholders	1,006,806	1,560

Total assets	$ 22,008,920	$ 16,976,999

LIABILITIES AND EQUITY

Current liabilities
Accounts payable and accrued liabilities	$ 4,779,187	$ 5,171,930
Customer deposits	-	540,749
Taxes payable	415,231	123,199
Due to director	13,946	64,591
Total current liabilities	5,208,364	5,900,469

Equity
Registered capital	4,710,145	4,710,145
Retained earnings	12,090,411	6,366,385

Total equity	16,800,556	11,076,530

Total liabilities and equity	$ 22,008,920	$ 16,976,999

The accompanying notes are an integral part

of the financial statements

GOLDEN GROUP CORPORATION (SHENZHEN) LTD

STATEMENTS OF OPERATIONS

	Year ended
	December 31,
	2004	2003

Revenues
Sales revenues	$ 16,055,704	$ 11,794,869
Cost of sales	8,796,374	7,580,845
Gross profit	7,259,330	4,214,024

Operating expenses
Payroll costs	258,461	558,122
Operating expenses	870,090	393,845
Total operating expenses	1,128,551	951,967

Income from operations	6,130,779	3,262,057

Other income (expense)
Interest income	13,260	6,818
Rental income - related party	478,261	-
Rental expense	(24,870)	-
Total other income	466,651	6,818

Net income before taxes	6,597,430	3,268,875
Provision for income taxes	873,404	516,752

Net income	$ 5,724,026	$ 2,752,123

The accompanying notes are an integral part

of the financial statements

GOLDEN GROUP CORPORATION (SHENZHEN) LTD

STATEMENTS OF EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2004

	Registered	Retained
	Capital	Earnings	Total

Balance at January 1, 2003	$ 4,710,145	$ 3,614,262	$ 8,324,407
Net income for the year	-	2,752,123	2,752,123
Balance December 31, 2003	4,710,145	6,366,385	11,076,530

Net income for the year	-	5,724,026	5,724,026
Balance December 31, 2004	$ 4,710,145	$ 12,090,411	$ 16,800,556

The accompanying notes are an integral part

of the financial statements

GOLDEN GROUP CORPORATION (SHENZHEN) LTD

STATEMENTS OF CASH FLOWS

	Year ended
	December 31,
	2004	2003
Cash flows from operating activities:
Net income	$5,724,026	$2,752,123
Adjustments to reconcile net income to
net cash provided by operating activities:
Depreciation	197,045	107,302
Amortization	27,584	27,583
Provision for allowance for bad debt	239,448	-
Changes in operating assets and liabilities:
Accounts receivable	526,337	(1,628,701)
Related party receivables	(887,926)	(703,030)
Prepaid expenses	(78,513)	-
Inventories	(4,537,036)	(115,912)
Advance payments	114,356	(1,134,890)
Accounts payable and accrued liabilities	(392,743)	1,138,809
Customer deposits	(540,749)	540,749
Taxes payable	292,032	35,137
Net cash provided by operating activities	683,861	1,019,170

Cash flows from investing activities:
Construction in progress	676,387	(676,387)
Additions to fixed assets	(786,914)	-
Net cash used in investing activities	(110,527)	(676,387)

Cash flows from financing activities:
Payments from (advances to) shareholders	(1,005,246)	7,558
Advances from (payments to) director	(50,645)	64,591
Net cash provided by financing activities	(1,055,891)	72,149

Increase (decrease) in cash and cash equivalents	(482,557)	414,932

Cash and cash equivalents, beginning of period	515,855	100,923
Cash and cash equivalents, end of period	$33,298	$515,855

Supplemental disclosures of cash flow information:
Cash paid for interest	$-	$-
Cash paid for income taxes	$620,849	$438,151

The accompanying notes are an integral part

of the financial statements

GOLDEN GROUP CORPORATION (SHENZHEN) LTD

NOTES TO FINANCIAL STATEMENTS

1.

ORGANIZATION AND NATURE OF OPERATIONS

Golden Group Corporation (Shenzhen) Ltd (“the Company”) was organized in the People’s Republic of China (PRC) in January 1995 as Jiangxi Golden Group Company Limited. It has undergone a number of name changes since that time, changing most recently from Shenzhen Golden Group Company Limited on May 18, 2005. The Company is headquartered in Guangdong Province and has its corporate office in Shenzhen City.  The Company is principally engaged in the sales, installation and service of digital video surveillance and security systems throughout China. The Company has branch offices in 20 cities throughout China.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. U.S. GAAP differs from that used in the statutory financial statements of the Company, which were prepared in accordance with the relevant accounting principles and financial reporting regulations as established by the Ministry of Finance of the PRC. Certain accounting principles stipulated under U.S. GAAP are not applicable in the PRC.

The Yuan Renminbi (“RMB”) of the People’s Republic of China has been determined to be the functional currency of the Company. There were no material gains or losses recognized as a result of translating foreign currencies to the U.S. dollar due to the stability of the RMB currency through December 31, 2004. No assurance however, can be given as to the future valuation of the foreign currencies and how further movements in the foreign currencies could affect future earnings of the Company.

The balance sheets of the Company were translated at year end exchange rates.  Expenses were translated at exchange rates in effect during the year, substantially the same as the year end rates.  The consistent exchange rate used has been 8.28 RMB per each US dollar.

GOLDEN GROUP CORPORATION (SHENZHEN) LTD

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

RESTRICTIONS ON TRANSFER OF ASSETS OUT OF CHINA

Dividend payments by the Company are limited by certain statutory regulations in China. No dividends may be paid by the Company without first receiving prior approval from the Foreign Currency Exchange Management Bureau. Dividend payments are restricted to 85% of profits, after tax.

START-UP COSTS

The Company, in accordance with the provisions of the American Institute of Certified Public Accountants' Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-up Activities”, expenses all start-up and organizational costs as they are incurred. During 2003 the Company incurred $180,803 in expenses related to setting up its 20 branch offices.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

SIGNIFICANT ESTIMATES

Several areas require significant management estimates relating to uncertainties for which it is reasonably possible that there will be a material change in the near term. The more significant areas requiring the use of management estimates relates to the valuation of equipment, accrued liabilities, allowance for bad debts, and the useful lives for amortization and depreciation.

CASH EQUIVALENTS

The Company considers all highly liquid debt instruments with original maturity of three months or less to be cash equivalents.

ACCOUNTS RECEIVABLE

Accounts receivable is stated at cost, net of allowance for doubtful accounts. Management evaluates the collectibility of accounts receivable using historical collection patterns as well as the financial stability of the debtors. An allowance is made for amounts that may become uncollectible.

GOLDEN GROUP CORPORATION (SHENZHEN) LTD

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

INVENTORIES

Inventories are stated at the lower of cost, determined on a weighted average basis, and net realizable value. Net realizable value is the estimated selling price, in the ordinary course of business, less estimated costs to complete and dispose.

LAND USE RIGHTS

The Company paid in advance for the lease of three parcels of land for forty eight to fifty year time periods, consisting of approximately $1,361,467. The lease periods began in 1997 and expire during 2045 and 2047. The amount is being amortized and recorded as expense over the 48-50 year terms of the leases. The Company adopted the provisions of SFAS No. 142, Goodwill and Other Intangible Assets (SFAS 142), effective January 1, 2002. Under SFAS 142, finite lived intangible assets are amortized over their lives, and are reviewed annually for impairment, or more frequently, if indications of possible impairment exist. The Company has performed the requisite annual transitional impairment tests on intangible assets and determined that no impairment adjustments were necessary.

REVENUE RECOGNITION

The Company recognizes revenue as earned when the customer accepts delivery of the products or services in accordance with pricing and delivery terms stipulated in the sales contracts and agreements.

CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to credit risk consist primarily of trade receivables. The Company extends credit to a substantial number of its customers and performs ongoing credit evaluations of those customers’ financial condition, while generally requiring no collateral.

The Company has different customers each year that comprise more than 10% of sales revenue, due to the size of projects that the Company sells and installs. During 2004 the Company had 17 customers, two of which each constituted more than 10% of sales revenue. During 2003 the Company had 15 customers, one of which constituted more than 10% of sales revenue.

GOLDEN GROUP CORPORATION (SHENZHEN) LTD

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

PROPERTY AND EQUIPMENT

Impairment of long-lived assets is recognized when events or changes in circumstances indicate that the carrying amount of the asset, or related groups of assets, may not be recoverable. Under the provisions of SFAS No. 144, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", the Company recognizes an "impairment charge" when the expected net undiscounted future cash flows from an asset's use and eventual disposition are less than the asset's carrying value and the asset's carrying value exceeds its fair value. Measurement of fair value for an asset or group of assets may be based on appraisal, market values of similar assets or estimated discounted future cash flows resulting from the use and ultimate disposition of the asset or assets.

Expenditures for maintenance, repairs and betterments, which do not materially extend the normal useful life of an asset, are charged to operations as incurred. Upon sale or other disposition of assets, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income.

Depreciation and amortization are provided for financial reporting purposes primarily on the straight-line method over the estimated useful lives ranging from 5 to 50 years.

OPERATING LEASES

Operating leases represent those leases under which substantially all the risks and rewards of ownership of the leased assets remain with the lessors. Rental payments under operating leases are charged to expense on the straight-line basis over the period of the relevant leases.

INCOME TAXES

Income tax expense is based on reported income before income taxes. Deferred income taxes reflect the effect of temporary differences between assets and liabilities that are recognized for financial reporting purposes and the amounts that are recognized for income tax purposes. In accordance with Statement of Financial Accounting Standard (SFAS) No. 109, "Accounting for Income Taxes," these deferred taxes are measured by applying currently enacted tax laws.

The Company withholds and pays income taxes on its employees' wages, which funds the Chinese government's sponsored health and retirement programs of all its employees. The Company is also obligated to make contributions to the social insurance bureau under the laws of the PRC for pension and retirement benefits.

GOLDEN GROUP CORPORATION (SHENZHEN) LTD

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

REGISTERED CAPITAL

Companies in the PRC are not held by stock ownership as is the case in the US. Those creating a company register and pay in a given amount of required registered capital at formation of the company, as required by laws in the PRC governing business entity formation.

3.

ACCOUNTS RECEIVABLE

The Company accrued an allowance for bad debts related to its receivables.  The receivable and allowance balances at December 31, 2004 and 2003 are as follows:

	2004	2003
Accounts receivable	$ 4,310,593	$ 4,842,915
Employee advances	6,166	181
Allowance for bad debts	(9,985)	-
	$ 4,306,774	$ 4,843,096

4.

RELATED PARTY TRANSACTIONS

The Company has receivables from several companies whose directors and shareholders are common with the Company. Receivables arise from advances and from the rental of business property, and are classed as Related party receivables on the balance sheets. Since these receivables have no fixed repayment terms, they have been classified as non-current assets. The balances as of December 31, 2004 and 2003 are as follows:

	2004	2003
Related party receivables	$ 4,381,487	$ 3,493,561
Allowance for bad debts	(229,463)	-
	$ 4,152,024	$ 3,493,561

The Company has made advances to officers and shareholders, which advances are classed as Due from shareholders on the balance sheets. The advances are non-interest bearing and are repayable upon demand. Since the advances have no fixed repayment terms, they have been classified as non-current assets. The balances due to the Company were $1,006,806 and $1,560 at December 31, 2004 and 2003.

The Company has received advances from a director. The advances are non-interest bearing and are repayable upon demand. The balances due to the director were $13,946 and $64,591 at December 31, 2004 and 2003.

GOLDEN GROUP CORPORATION (SHENZHEN) LTD

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

5.

INVENTORIES

Inventories consisted of:

	December 31,	December 31,
	2004	2003
Accessories	$ 55,549	$ 574,919
Finished goods	5,998,454	900,064
Provision for obsolescence	(41,984)	-
Net inventories	$ 6,012,019	$ 1,474,983

6.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment at cost consisted of:

	December 31,	December 31,
	2004	2003
Buildings	$ 2,146,023	$ 2,146,023
Leasehold improvements	676,387	-
Plant and equipment	243,870	189,793
Electronic equipment	143,820	87,370
Subtotal	3,210,100	2,423,186
Less: accumulated depreciation	(1,203,782)	(1,006,737)
Net property, plant and equipment	$ 2,006,318	$ 1,416,449

Depreciation expense	$ 197,045	$ 107,302

7.

LAND USE RIGHTS

Land use rights consisted of the following:

	December 31,	December 31,
	2004	2003
Land use rights	$ 1,361,467	$ 1,361,467
Accumulated amortization	(220,670)	(193,086)
	$ 1,140,797	$ 1,168,381

Amortization Expense	$ 27,584	$ 27,583

GOLDEN GROUP CORPORATION (SHENZHEN) LTD

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

8.

ADVANCE PAYMENTS

The Company has made payments to unrelated suppliers in advance of receiving merchandise. The advance payments are meant to ensure preferential pricing and delivery. The amounts advanced under such arrangements totaled $3,272,371 and $3,386,727 at December 31, 2004 and 2003.

9.

COMMITMENTS AND CONTINGENCIES

LEGAL PROCEEDINGS

From time to time, the Company has disputes that arise in the ordinary course of its business. Currently, according to management, there are no material legal proceedings to which the Company is party of, or to which any of their property is subject, that will have a material adverse effect on the Company's financial condition.

WARRANTIES

The Company issues a three-year warranty with the sales of its surveillance and security systems. The warranty covers labor only. The amount of future costs to service items covered by warranty cannot be reliably measured, so no liability has been recognized for such future costs. Management believes that the warranty costs could be as high as 0.5% of the sale price for each year that a system is covered.

10.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107, “Disclosures about Fair Value of Financial Instruments” ("SFAS 107") requires entities to disclose the fair values of financial instruments except when it is not practicable to do so. Under SFAS No. 107, it is not practicable to make this disclosure when the costs of formulating the estimated values exceed the benefit when considering how meaningful the information would be to financial statement users.

As a result of the difficulties presented in the valuation of the receivables from related entities/parties because of their related party nature, estimating the fair value of these financial instruments is not considered practical. The fair values of all other assets and liabilities do not differ materially from their carrying amounts. None of the financial instruments held are derivative financial instruments and none were acquired or held for trading purposes in 2004 and 2003.

GOLDEN GROUP CORPORATION (SHENZHEN) LTD

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

11.

NEW ACCOUNTING PRONOUNCEMENTS

In May 2004, the Emerging Issues Task Force of the FASB came to a consensus regarding EITF 02-14 “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock”. The consensus of the task force is that the equity method of accounting is to be used for investments in common stock or in-substance common stock, effective for reporting periods beginning after September 15, 2004. The Company currently has no equity investments. As such, this standard has no application to the Company.

In November 2004, the FASB issued Statement No. 151, “Inventory Costs”. SFAS No. 151 requires that items such as idle facility expense, excessive spoilage, double freight, and re-handling costs be recognized as current period charges and that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The statement is effective for fiscal periods beginning after June 15, 2005. The Company believes that the application of SFAS No. 151 will have no significant impact on the financial statements.

In December 2004, the FASB issued Statement No. 153, “Exchange of Non-Monetary Assets”. SFAS No. 153 confirms that exchanges of nonmonetary assets are to be measured based on the fair value of the assets exchanged, except for exchanges of nonmonetary assets that do not have commercial substance. Those transactions are to be measured at entity specific values. The Company believes that the application of SFAS No. 153 will have no significant impact on the financial statements.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment," which amends SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123, as revised, requires public entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The cost will be recognized over the period during which an employee is required to provide service in exchange for the award. No compensation cost is recognized for equity instruments for which employees do not render the requisite service. The effective date for the Company is the first reporting period beginning after December 15, 2005. Management expects that the application of SFAS No. 123 (revised 2004) will have no significant impact on the financial statements.

GOLDEN GROUP CORPORATION (SHENZHEN) LTD

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

12.

SUBSEQUENT EVENTS

On May 18, 2005 the Company changed its name from Shenzhen Golden Group Company Limited to Golden Group Corporation (Shenzhen) Ltd. On the same date the Company became a wholly owned subsidiary of a holding company formed in the British Virgin Islands.

On July 21, 2005, China changed its foreign currency exchange policy from a fixed RMB/USD exchange rate of 8.28 to 8.11. China will continue to adjust its exchange rate in the near future. Even though we have no direct imports or exports at present, we think this adjustment will influence the purchasing price of some of our inventory items. The change of China’s foreign currency exchange rate is likely to have an influence on the performance of the Company in the future.